FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **May 2007**
Commission File Number

INTERNATIONAL ROYALTY CORPORATION
(Translation of registrant's name into English)

10 Inverness Drive East, Suite 104
Englewood, CO 80112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   _____   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82

_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL ROYALTY CORPORATION

By: /s/ Douglas B. Silver

Date: May 1, 2007

Douglas B. Silver
Chief Executive Officer

EXHIBIT INDEX

99.1   International Royalty Corp. – News Release Dated May 9, 2007

99.2   International Royalty Corp. – News Release Dated May 15, 2007

99.3   International Royalty Corp. – News Release Dated May 15, 2007

99.4   International Royalty Corp. – News Release Dated May 18, 2007



INTERNATIONAL ROYALTY ACQUIRES
ADDITIONAL PASCUA GOLD ROYALTY INTERESTS

DENVER, COLORADO – May 9, 2007 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company"or "IRC") reports that it has purchased additional interests in the Pascua gold royalty located in Chile for a price of US$15.36 million in cash. A single contingency payment totalling US$2.0 million is payable to the sellers if gold prices exceed US$600 per ounce for any six month period during the first 36 months after the mine is commissioned. The royalty is limited to 14 million ounces of gold production; however, the Company has the option at the time it makes the contingency payment to acquire the unpurchased exploration potential beyond the 14 million ounces of gold production for an additional US$2.0 million. The Company also retains a right of first refusal to acquire additional royalty interests in the event the owners decide to further reduce their ownership.

This purchase strengthens IRC's exposure to gold and makes IRC the single largest individual royalty holder on the Pascua project. IRC's combined Pascua gold royalty is now a 0.45% - 3.00% sliding-scale royalty and provides strong leverage to gold prices. This royalty is expected to produce, on average, US$7.6 to US$14.9* million in annual revenues to IRC. The mine is permitted and production is scheduled to begin in 2010.

Gold Price US$/Oz	Royalty Rate	Royalty $ Per Oz	Royalty Revenues $MM
$300	0.45%	$ 1.35	$ 0.8
$400	0.90%	$ 3.60	$ 2.2
$500	1.56%	$ 7.80	$ 4.8
$600	2.04%	$12.24	$ 7.6
$700	2.52%	$17.64	$10.9
$800	3.00%	$24.00	$14.9

*Assumes US$600 to US$800 per ounce gold prices and production of 775,000 ounces gold per year during the first ten years of mine life of which an average of 620,000 ounces per year are subject to the IRC royalty

Based on disclosures by Barrick Gold Corporation (www.barrick.com), the project's operator, the Pascua royalty is projected to be applied to approximately 10.8 million ounces of gold over its 20 year mine life. The royalty, however, applies to the first 14 million ounces of gold produced both from the currently planned mine and surrounding land position.

International Royalty Corporation
International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY).

This press release has been reviewed by Allan V. Moran of SRK Consultaing (U.S.) Inc, a qualified person for the purposes of National Instrument 43-101.

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

For further information please contact:
Jack Perkins, Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.
Tina Cameron : tcameron@renmarkfinancial.com
Tel.: (514) 939-3989
www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements
Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's estimated revenues including but not limited to IRC's estimated royalty revenues from the Pascua project, estimates that production on the Pascua project will begin in 2010, estimated mine life and costs and projected gold prices. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC's ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include fluctuations in gold prices; timing of production; accuracy of the operators' projections and production capacities; the effects of weather, operating hazards, adverse geological conditions and availablility of labor, materials and equipment; an changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability. These forward-looking statements should not be relied upon as representing IRC's views as of any date subsequent to the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as

actual results and future events could differ materially from those anticipated in such statements. IRC has relied on published data from the project operators, which it cannot independently verify. Accordingly, readers should not place undue reliance on any forward-looking statements



INTERNATIONAL ROYALTY CORPORATION

AMEX:ROY **NR 07-11**
TSX:IRC **May 15, 2007**

INTERNATIONAL ROYALTY ANNOUNCES ACQUISITION OF LIMPOPO PGM ROYALTIES

DENVER, COLORADO – May 15, 2007 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company"or “IRC”) reports that it has entered into a letter of intent with a private entity to acquire two platinum-palladium royalties in South Africa, subject to satisfactory due diligence and regulatory approval. The total acquisition cost is US$13.0 million and the transaction is expected to close within the next several weeks.

Both royalties apply to Lonmin Plc’s Limpopo PGM project located on the east limb of the Bushveld layered mafic intrusion complex, and comprising ores found in the Merensky and UG2 reefs. The first royalty, a 0.704% gross sales royalty applies to the currently producing Phase I project which is forecast to produce between 46,000 and 50,000 ounces of saleable platinum plus an estimated 50,000 ounces of other PGMs (palladium, rhodium, ruthenium and iridium) during 2007 with a planned ramp-up in 2008-2009 to approximately 72,000 ounces of saleable platinum plus additional associated PGMs per year. The second royalty, a 0.704% to 1.00% gross sales royalty applies to the Phase II expansion of the Limpopo operation for which Lonmin recently announced (in a release dated May 2, 2007) it has received a positive pre-feasibility report. Phase II is expected to add a further 113,000 platinum ounces plus associated PGMs when the mine operates at a steady state. Total capital costs for the expansion are currently estimated to be US$350 million. As a royalty holder IRC will not have to contribute to this expenditure. A 2011 commissioning of the expansion is expected, with a mine life of at least 15 years. These royalties are expected to provide immediate revenues to IRC and will extend across the overall life of the Limpopo operation anticipated to be in excess of 20 years.

On the basis of a US$900 per ounce platinum price, the Phase I royalty is expected to pay approximately US$1.0 million per year and the Phase II royalty is expected to generate an additional US$1.5 million per year.

The Limpopo royalties are expected to complement IRC’s existing PGM royalties on Barrick Gold Corporation’s (“Barrick”) advanced-stage Federova (Pana) open-pit platinum-palladium project in Russia which IRC acquired as part of the BHP Billiton (“BHP”) royalty portfolio transaction in February 2005. Barrick has announced (Barrick Gold Coporation press release, February 22, 2007) that the project has “platinum measured and indicated mineral resources of 6.5 million ounces and inferred resource of 0.6 million ounces and palladium measured and indicated resource of 2.1 million ounces and inferred resource of 2.6 million ounces (100% basis).” “In 2007, Barrick plans to

spend approximately $30 million for drilling and completion of a pre-feasibility study for this large near-surface deposit."

IRC holds two royalties on the Federova project. The first royalty is based on 0.75% of gold and silver and 1.0% of PGM, nickel and copper net returns. The second royalty is based on 0.50% of the net returns. IRC has an option to purchase a third royalty after commencement of commercial production. All royalties are payable on all commercial production after capital repayment.

International Royalty Corporation
International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY).

This press release has been reviewed by Peter Clarke of SRK Consulting (U.S.) Inc, a qualified person for the purposes of National Instrument 43-101.

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

For further information please contact:
Jack Perkins, Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.
Tina Cameron : tcameron@renmarkfinancial.com
Neil Murray-Lyon : nmurraylyon@renmarkfinancial.com
Tel.: (514) 939-3989
Fax : (514) 939-3717
www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements
Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's estimated revenues including but not limited to IRC's royalty interests in the Federova project and proposed acquisition of royalty interests in the Limpopo PGM mine, estimated royalty revenues from the Limpopo PGM mine, estimated production from the Limpopo PGM mine, estimated mine life and costs and projected capital costs. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements

by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC's ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include fluctuations in gold prices; timing of production; accuracy of the operators' projections and production capacities; the effects of weather, operating hazards, adverse geological conditions and availablility of labor, materials and equipment; changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability. These forward-looking statements should not be relied upon as representing IRC's views as of any date subsequent to the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. IRC has relied on published data from the project operators, which it cannot independently verify. Accordingly, readers should not place undue reliance on any forward-looking statements.



AMEX:ROY **NR 07-12**
TSX:IRC **May 15, 2007**

INTERNATIONAL ROYALTY CORPORATION QUARTERLY REVENUES GROW 24 FOLD WITH ADDITIONAL REVENUE GROWTH FORECAST

DENVER, COLORADO – May 15, 2007 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company") is pleased to report its first quarter 2007 financial results. All figures are in United States dollars unless otherwise noted.

Summary of Quarterly Information:

($ thousands, except per share data)	Quarter Ended March 31, 2007	2006
Statement of Operations		
Royalty revenues	$10,178	$ 413
Earnings (loss) before income taxes	3,275	(1,983)
Net earnings (loss) for the period	2,165	(1,437)
Basic and diluted earnings (loss) per share	0.03	(0.03)
Statement of Cash Flows		
Cash flows from (used in) operating activities	4,966	(1,534)

Payable production and revenues on the Company's royalties and average metal prices received were as follows:

Production and revenue *(unaudited)*

			Payable Production [1] Quarter Ended March 31,		Revenue (*thousands*) Quarter Ended March 31,	
Mine	**Commodity**	**Royalty**	**2007**	**2006**	**2007**	**2006**
Williams	Gold	0.25% NSR	64	46	$ 102	$ 67
Southern Cross	Gold	1.5% NSR	38	-	370	-
Voisey's Bay					9,705	343
	Nickel	2.7% NSR	27,005	1,722		
	Copper	2.7% NSR	12,618	666		
	Cobalt	2.7% NSR	1,095	77		

(1) Gold is in thousands of ounces; nickel, copper and cobalt are in thousands of contained pounds in concentrate. Silver ounces are converted to gold ounce equivalents.

Average metal prices realized (in US$) *(unaudited)*

	Quarter Ended March 31,	
	2007	**2006**
Gold, per ounce	648	579
Nickel, per pound [1]	16.59	6.79
Copper, per pound [1]	2.38	2.25
Cobalt, per pound [1]	25.18	12.31

[1]   Before transportation, smelting and refining costs.

Strong increases in royalty revenues, earnings and cash flow from operating activities were driven primarily by a 28 fold increase in royalty revenues from the Voisey's Bay royalty, from $343,000 in the quarter ended March 31, 2006 to $9,705,000 in the same period in 2007. Payable production from Voisey's Bay increased from 1.7 million pounds of nickel in concentrate in 2006 to 27.0 million in the quarter ended March 31, 2007. Metal prices also increased significantly during the first quarter of 2007, with average nickel prices on payable production up to $16.59 per pound from $6.79 per pound in the same period in 2006.

While concentrate sold during 2007 was up significantly at Voisey's Bay from the same period in 2006, it was less than a normal quarter of expected production from the mine. Production payable was negatively impacted by the strike at the Voisey's Bay operation from late July 2006 to early October 2006. Due to the nature of the sales agreements on the Voisey's Bay concentrates, in which settlement does not occur until 90 to 180 days subsequent to shipment from the mine, the impact from the strike was not reflected in the royalty payments until the first quarter of 2007.   In addition, the first quarter payment reflected only limited revenue from the sale of copper concentrates because copper concentrate shipments are limited by CVRD Inco's agreements with the aboriginal people in Labrador. Under these agreements, copper concentrates can only be shipped between May 21 and December 7 of each year. Under normal conditions, the company believes that first quarter production payable from Voisey's Bay will be at or above the average for the year.

Looking forward to the second quarter of 2007, the Company also expects less than an average quarter of payable production during this period, due to the seasonal nature of the shipments from the mine (there are no nickel concentrate shipments between December 7 and January 21 of each year and again between April 7 and May 21). During these winter months, a smaller number of nickel concentrate shipments are delivered than would be expected, and, as noted above, there are no copper concentrate shipments at all during the period between December 7 and May 21. The result, assuming constant metal prices, will be to reduce expected royalty revenues in the second quarter of each year. However, in 2007 the lower than average production expected to be payable in the second quarter should be more than offset by higher metal prices, as nickel prices continue at or near record highs.

The Company believes that payable production from Voisey's Bay in the third and fourth quarters of 2007 and the first quarter of 2008 will be at, or above quarterly expectations.

During the second quarter, the Company expects to recognize initial royalty revenues from the recently acquired Legacy Sand and Limpopo royalties. In addition, Mercator Gold Plc has announced it will begin gold production at its Meekatharra operations in Western Australia in June 2007 at an initial rate of 120,000 ounces per year. The Company owns a 1.5% net smelter returns royalty on the Meekatharra operation through its acquisition of the Western Australia royalty in 2006.

Revenue estimate update

Based upon the Company's current projections for payable production for 2007, gross revenue from the Voisey's Bay royalty for the full year 2007 is expected to be between $44.0 million and $46.0 million. The estimate assumes an average price of $15.00 per pound of nickel, $2.50 per pound of copper and $15.00 per pound of cobalt for the balance of 2007. Revenues from all other sources are expected to be between $4.5 million and $5.0 million.

Complete financial results are available on SEDAR and on the Company's website at www.internationalroyalty.com.

<u>International Royalty Corporation</u>
International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia . IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY).

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

For further information please contact:
Jack Perkins, Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.
Tina Cameron : tcameron@renmarkfinancial.com
Tel.: (514) 939-3989
www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's expectations as to the production start dates for the Legacy Sand, Limpopo, and Meekathara projects on which IRC has royalties. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the ability of the mine operators to finance and successfully place their projects into production. IRC’s forward-looking statements in this release regarding the anticipated timing of the start of production on several of the projects on which it has royalties is based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by the project operators in the public domain, and their ability to finance, construct and successfully operate these properties. The forward-looking statements included in this release represent IRC’s views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements.



INTERNATIONAL ROYALTY INCREASES
CREDIT FACILITY TO US$40 MILLION

DENVER, COLORADO – May 18, 2007 - International Royalty Corporation (AMEX: ROY, TSX: IRC) ("IRC") announces that it has increased its line of credit from US$20 million to US$40 million. The increase was arranged with Bank of Nova Scotia to support future acquisitions. The line of credit was entered into on January 8, 2007 for a two-year term with annual renewals. The facility is available for general corporate purposes including the acquisition of mineral royalty interests and is subordinate to IRC's existing debentures.

International Royalty Corporation
International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia . IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY).

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

For further information please contact:
Jack Perkins, Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.
Tina Cameron : tcameron@renmarkfinancial.com
Tel.: (514) 939-3989
www.renmarkfinancial.com